UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 14, 2021 titled “GeoPark Announces Availability of Proxy Materials for the Upcoming Annual General Meeting to be Held on July 15, 2021”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES AVAILABILITY OF PROXY MATERIALS FOR THE UPCOMING ANNUAL GENERAL MEETING TO BE HELD ON JULY 15, 2021

Bogota, Colombia – June 14, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today announced the availability of proxy materials for the upcoming Annual General Meeting (the “AGM”) of the Company to be held on July 15, 2021. These materials have been mailed to shareholders of record as of May 25, 2021 and have also been furnished today with the U.S. Securities and Exchange Commission on a Form 6-K.

GeoPark encourages all shareholders to actively take steps to vote their shares. The Company recommends shareholders to vote and submit their proxy in advance of the AGM by one of the methods described in the proxy materials, including the possibility of voting by mailing, online or by phone.

Information on how to vote and other general proxy matters are available in the proxy statement mailed to shareholders on June 14, 2021, available on the Company's website and at www.sec.gov.

The Board set May 25, 2021 as the record date of the AGM and only shareholders of the Company on that date will be entitled to receive notice of, attend and vote at the AGM. Only shareholders and their legal proxyholders may attend the AGM.

The Company encourages shareholders to refer to the press release published on June 8, 2021, which provided details on recent changes to the Board including the nomination of Ms. Maria Fernanda Suarez as new independent director and the appointment of Ms. Sylvia Escovar Gomez as the new Board Chair, succeeding Mr. Gerald O’Shaughnessy, 72, who resigned from the Board on June 13, 2021 after 19 years of service.

The Board nominated the following directors for election at the upcoming AGM on July 15, 2021:

Sylvia Escovar Gomez, 60, Director since August 2020	(Independent)
Robert Bedingfield, 73, Director since March 2015	(Independent)
Constantin Papadimitriou, 60, Director since May 2018	(Independent)
Somit Varma, 60, Director since August 2020	(Independent)
Carlos Gulisano, 70, Director since June 2010
Pedro Aylwin, 61, Director since July 2013
James Park, 65, Director, CEO and co-founder of GeoPark since 2002
Maria Fernanda Suarez, 46, nominated by the Board	(Independent)

Please refer to the proxy materials for detailed information on background and expertise of directors for election at the upcoming AGM.

With the announced appointment of Ms. Escovar as Chair and the nomination of Ms. Suarez, the Board is now led by an independent director and following the AGM will have a majority of independent directors, in line with corporate governance best practices.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the availability of proxy materials, the upcoming Annual General Meeting, the new Chair and the composition of the Board of Directors. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 15, 2021